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EXHIBIT 16


[MHM LETTERHEAD]


Email Delivery

September 24, 2007

To the Board of Directors
Teleconnect Inc.
Gustavo Gomez
Centor Comercial Camojan Corner, la plta
Camino de Camojan, Urb. Sierra Blanca
29603 Marbella, Spain

Dear Directors,

Effective immediately, Murrell, Hall, McIntosh & Co., PLLP resigns as the independent auditor of Teleconnect Inc.. Our resignation was due to business reasons and was not due to any disagreement between Teleconnect inc. and its management. We confirm that there were no "Reportable Events" as defined by the United States Securities and Exchange Commission in connection with our resignation.

Please be advised that the Company is required to file a Form 8-K within four business days of receipt of this letter notifying the Company of our resignation.

Very truly yours,

/s/ Charles A. Gray

Charles A. Gray - Audit Partner
Murrell, Hall, McIntosh & Co., PLLP